Filed Pursuant to Rule 424(b)(5)

Registration No. 333-205303

PROSPECTUS

VRINGO, INC.

5,375,000

SHARES OF COMMON STOCK

This prospectus relates to the offer and sale by us of up to 5,375,000 shares of common stock, par value $0.01 per share, that are issuable from time to time upon the exercise of warrants at an exercise price of $1.00 per share. The warrants were originally issued by us on May 4, 2015, pursuant to a prospectus supplement dated May 4, 2015 and an accompanying prospectus dated August 2, 2012. We will receive the proceeds from any cash exercises of the warrants. Each warrant is exercisable at any time until its expiration date, which date is five years from the initial exercisability date of the warrant.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VRNG.” On July 23, 2015, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.46 per share.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” on page S-10 of this prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2015.

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ABOUT THIS PROSPECTUS

This prospectus relates to the offering of our common stock. Before buying any of the common stock that we are offering, we urge you to carefully read this prospectus, together with the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference” in this prospectus. These documents contain important information that you should consider when making your investment decision.

This prospectus describes the specific terms of the common stock we are offering and also adds to, and updates information contained in the documents incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference into this prospectus that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into this prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in, or incorporated by reference into, this prospectus and in any free writing prospectus that we may authorize for use in connection with this offering. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell or soliciting an offer to buy our securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this prospectus, the documents incorporated by reference into this prospectus, and in any free writing prospectus that we may authorize for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, the documents incorporated by reference into this prospectus, and any free writing prospectus that we may authorize for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Information by Reference.”

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference herein and does not contain all the information that may be important to purchasers of our securities. Prospective purchasers of our securities should review this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” on page S-10, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering.

Overview

Vringo, Inc. (“Vringo”) strives to develop, acquire, license and protect innovation worldwide. We are currently focused on identifying, generating, acquiring, and deriving economic benefits from intellectual property assets. We plan to continue to expand our portfolio of intellectual property assets through acquiring and internally developing new technologies. We intend to monetize our technology portfolio through a variety of value enhancing initiatives, including, but not limited to:

•	licensing;

•	strategic partnerships; and

•	litigation.

Our Strategy

We manage an intellectual property portfolio consisting of over 600 patents and patent applications, covering telecom infrastructure, internet search and mobile technologies. These patents and patent applications have been developed internally or acquired from third parties. We strive to develop, acquire, license and protect innovation worldwide. We seek to expand our portfolio of intellectual property through acquisition and development both internally and with the assistance of third parties. Our goal is to partner with innovators of compelling technologies.

In potential acquisitions, we seek to purchase all of, or interests in, technology and intellectual property in exchange for cash, our securities and/or interests in the monetization of those assets. Our revenue from this aspect of our business can be generated through licensing and litigation efforts. We engage in robust due diligence and a principled risk underwriting process to evaluate the merits and potential value of any acquisition or partnership. We seek to structure the terms of our acquisitions and partnerships in a manner that will achieve the highest risk-adjusted returns possible. We believe that our capital resources and potential access to capital, together with the experience of our management team and board of directors, will allow us to assemble a portfolio of quality assets with short and long-term revenue opportunities.

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May 2015 Financing Transaction

On May 4, 2015, we entered into a securities purchase agreement with certain institutional investors in a registered direct offering of $12,500,000 of senior secured convertible notes, or the notes, and certain warrants to purchase shares of our common stock. Pursuant to the securities purchase agreement, on May 5, 2015, we issued the notes, which are convertible into shares of our common stock at $1.00 per share, bear 8% interest and mature in 21 months from the date of issuance, unless earlier converted. In addition, we issued 5,375,000 warrants to purchase shares of our common stock, which are exercisable at $1.00 per share and are exercisable for a period of five years. In connection with the issuance of the notes and warrants, we received net cash proceeds of $12,425,000 on May 5, 2015. Our obligations under the outstanding Notes are secured by a first priority perfected security interest in substantially all of our U.S. assets. In addition, stock of certain of our subsidiaries has been pledged. The outstanding notes contain customary events of default, as well as covenants, which include restrictions on the assumption of new debt by Vringo. This transaction will be accounted for in the second quarter of fiscal 2015. As a result of this transaction, our cash balance as of May 5, 2015 is approximately $23,000,000.

The principal amount of the outstanding notes will be repaid monthly, and we may make such payments and related interest payments in cash or, subject to certain conditions, in registered shares of our common stock, at our election. If we choose to repay the notes in shares of our common stock, the shares will be issued at a 15% discount, based on the then-current market price data of our common stock. We may also repay the notes in advance of the maturity schedule subject to early repayment penalties. We are registering the shares of common stock underlying the warrants under this prospectus. For additional information of our May 2015 Financing Transaction, please refer to the section entitled “Description of Capital Stock — May 2015 Financing Transaction.”

Intellectual Property

Infrastructure Patents

As one of the means of realizing the value of the patents on telecom infrastructure, our wholly-owned subsidiaries, Vringo Infrastructure, Inc. (“Vringo Infrastructure”), Vringo, Inc. and Vringo Germany GmbH (“Vringo Germany”) have filed a number of suits against ZTE Corporation (“ZTE”), ASUSTeK Computer Inc. (“ASUS”), and certain of their subsidiaries, affiliates and other companies in the United States, European jurisdictions, India, Australia, Brazil, and Malaysia alleging infringement of certain U.S., European, Indian, Australian, Brazilian, and Malaysian patents.

ZTE

United Kingdom

On October 5, 2012, Vringo Infrastructure filed a suit in the UK High Court of Justice, Chancery Division, Patents Court, alleging infringement of three European patents. Subsequently, ZTE responded to the complaint with a counterclaim for invalidity of the patents-in-suit. Vringo Infrastructure filed a second UK suit on December 3, 2012, alleging infringement of three additional European patents.

In March 2014, Vringo Infrastructure withdrew its claim to one of the patents included in the first suit, and ZTE withdrew its invalidity counterclaim. Another patent included in the first suit was heard in a trial that commenced on October 28, 2014.

On November 28, 2014, the Court found the patent valid as amended and infringed by ZTE. Following the Court’s ruling, ZTE applied to introduce new prior art and re-argue the validity of the patent; the application was rejected on January 30, 2015. There was no appeal by ZTE of the substantive decision and therefore the decision is final. Trial on the remedies phase is currently scheduled to occur in the first half of 2016 and will focus on the appropriate royalty rate to be awarded.

On February 17, 2015, Vringo withdrew its infringement claims against ZTE on three of the four remaining European Patents in suit in the second litigation in the UK. ZTE subsequently withdrew its invalidity counterclaims in respect of these three patents.

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On April 10, 2015, Vringo and ZTE reached an agreement in relation to the remaining European Patent in issue (EP (UK) 1 330 933) in the second patent case in the UK as a result of which the parties withdrew their respective claims and counterclaims.

Germany

On November 15, 2012, Vringo Germany filed a suit in the Mannheim Regional Court in Germany, alleging infringement of a European patent. The litigation was expanded to include a second European patent on February 21, 2013. On November 4, 2013, Vringo Germany filed a further brief with respect to the proceedings of the first European patent suit, asserting infringement by ZTE eNode B infrastructure equipment used in 4G networks. Vringo Germany re-filed the first European patent case in the Regional Court of Düsseldorf on December 5, 2014.

On December 17, 2013, the Court issued its judgment in the second European patent case, finding that ZTE infringed that patent and ordering an accounting and an injunction upon payment of the appropriate bonds. On February 19, 2014, Vringo Germany filed suit in the Mannheim Regional Court seeking enforcement of the accounting ordered and a further order that non-compliance be subject to civil and criminal penalties. On May 5, 2014, we paid a bond of €1,000,000 (approximately $1,085,000 as of March 31, 2015) to the Court in order to enforce the injunction against ZTE. On December 27, 2013, ZTE filed a notice of appeal of the Mannheim Regional Court’s judgment in the second European patent case, and on January 24, 2014, ZTE filed an emergency motion with the Court of Appeals seeking a stay of the judge’s order pending appeal. On February 24, 2014, ZTE’s motion was denied. A hearing in the appeal is scheduled for the third quarter of 2015.

On September 13, 2013 and January 28, 2014, Vringo Germany filed two suits in the Regional Court of Düsseldorf, alleging infringement of two additional European patents. Those cases were heard by the Court on November 27, 2014. On January 22, 2015, the Court issued its judgment, finding that ZTE does not infringe either patent. On February 17, 2015, Vringo filed notices of appeal for each patent. The appeal process is anticipated to take at least one year.

ZTE filed nullity suits with respect to the first and second European patents in the Federal Patents Court in Munich, Germany during the second and fourth quarters, respectively, of 2013. Trial in the nullity suit with respect to the first European patent took place on March 4, 2015. The Court indicated that it will present its findings in a written decision, which is likely to be released in the second quarter of 2015. Trial in the nullity suit with respect to the second European patent has been scheduled for the fourth quarter of 2015.

ZTE filed a nullity suit with respect to the third European patent in the Federal Patents Court in Munich, Germany, in the fourth quarter of 2013. A schedule has not yet been set and the trial is not anticipated before the third quarter of 2015. In addition, ZTE filed a nullity suit with respect to the fourth European patent in the Federal Patents Court in Munich, Germany in the second quarter of 2014. A schedule has not yet been set and the trial is not anticipated before the third quarter of 2015.

ZTE filed nullity suits against three Vringo patents not currently being asserted against ZTE. Vringo believes these claims are meritless and will vigorously defend the validity of its patents. No schedule has currently been set in these cases.

China

ZTE has filed 33 reexamination requests of Vringo’s Chinese patents with the Patent Re-Examination Board (“PRB”) of the State Intellectual Property Office of the People’s Republic of China. To date, the PRB has upheld the validity of 17 of Vringo’s patents, partially upheld the validity of two of Vringo’s patents, and has held that 12 of Vringo’s patents are invalid. Vringo has filed appeals on the PRB’s decision on the nine patents that are held invalid. The appeal process is expected to take at least one year. The remaining reexamination requests remain pending, with decisions expected to be rendered on a rolling basis.

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On February 21, 2014, ZTE filed a civil complaint against Vringo and Vringo Infrastructure in the Shenzhen Intermediate Court alleging that Vringo violated China’s antimonopoly laws. Vringo received notice of the action on June 26, 2014. Vringo intends to vigorously contest all aspects of this action in the appropriate manner. On July 28, 2014, Vringo filed a motion to have this complaint dismissed due to lack of jurisdiction. On August 6, 2014, the Court dismissed this motion. Vringo filed an appeal of the dismissal, which was denied by the Court. The Court conducted hearing on May 29, 2015 for the parties to submit any evidence on which they intend to rely and during which ZTE amended its complaint to increase its damages demand. As a result Vringo filed a motion contesting the jurisdiction of the court which was denied. Vringo’s appeal of the jurisdictional question is pending. The trial court scheduled hearings starting on June 9, 2015 for the parties to argue their positions. The trial has been stayed pending the appeal. The appellate process is expected to take at least two months.

France

On March 29, 2013, Vringo Infrastructure filed a patent infringement lawsuit in France in the Tribunal de Grande Instance de Paris, alleging infringement of the French part of two European patents. Vringo Infrastructure filed the lawsuit based on particular information uncovered during a seizure to obtain evidence of infringement, known as a saisie-contrefaçon, which was executed at two of ZTE's facilities in France. The oral hearing in relation to liability and injunctive relief for these patents was held on April 13, 2015 before the 3rd division of the 3rd chamber of the Tribunal de Grande Instance de Paris (specializing in IP matters). We anticipate that the Court will render a decision in the third quarter of 2015.

Australia

On June 11, 2013, Vringo Infrastructure filed a patent infringement lawsuit in the Federal Court of Australia in the New South Wales registry, alleging infringement by ZTE of two Australian patents. In March 2015, the Court granted Vringo’s request to join ZTE as a party to the action. We currently anticipate that the Court will set a trial date in 2015.

Spain

On September 6, 2013, Vringo Infrastructure filed a preliminary inquiry order against ZTE in the Commercial Court of Madrid, Spain, requiring ZTE to provide discovery relating to alleged infringement of a patent which is the Spanish counter-part of the second European patent filed in Germany. In light of ZTE’s non-responsiveness to the order, on March 24, 2014 the Court granted our request to seek discovery of four of ZTE’s Spanish customers. We have received responses from all four customers. On July 31, 2014, ZTE filed a nullity suit in the Commercial Court of Madrid seeking to invalidate two of the Spanish counter-parts of Vringo’s European patents, including the patent found valid as amended and infringed in the UK.

India

On November 7, 2013, we and our subsidiary, Vringo Infrastructure, filed a patent infringement lawsuit in the High Court of Delhi at New Delhi, India, alleging infringement of an Indian patent related to CDMA. On November 8, 2013, the Court granted an ex-parte preliminary injunction and appointed commissioners to inspect ZTE’s facilities and collect evidence. ZTE appealed the preliminary injunction and, on December 12, 2013, the Court instituted an interim arrangement. On February 3, 2014, we filed a motion for contempt for ZTE’s failure to comply with the Court’s order, and requested that the Court order ZTE to pay an increased bond. A ruling on this motion is pending.

On January 31, 2014, we and our subsidiary, Vringo Infrastructure, filed a patent infringement lawsuit in the High Court of Delhi at New Delhi, alleging infringement of a second Indian patent related to GSM Infrastructure. The Court granted an ex-parte preliminary injunction and appointed commissioners to inspect ZTE’s facilities and collect evidence. ZTE appealed the preliminary injunction and, on August 13, 2014, the Court instituted an interim arrangement. On August 30, 2014, we filed a motion for contempt for ZTE’s failure to comply with the Court’s order, and requested that the Court order ZTE to pay an increased bond. A ruling on this motion is pending.

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Brazil

On April 14, 2014, Vringo Infrastructure filed a patent infringement lawsuit assigned to the 5th Trial Court of Rio de Janeiro State Court in Brazil, alleging infringement of a Brazilian patent related to 3G/4G/LTE infrastructure. This is the Brazilian counterpart to the patent found to be valid as amended and infringed in the UK. On April 15, 2014, the court granted an ex-parte preliminary injunction restraining ZTE from manufacturing, using, offering for sale, selling, installing, testing, or importing such infrastructure equipment, subject to a fine. The Company posted a bond of approximately R$ 2,020,000 (approximately $621,000 as of March 31, 2015) with the court on April 17, 2014 as a surety against the truth of the allegations contained in the complaint. ZTE has filed numerous appeals against the injunction since, all of which have been rejected.

On July 17, 2014, ZTE filed a nullity suit in the Federal district court in Rio de Janiero, Brazil, against both Vringo and the Brazilian patent office, seeking to invalidate Vringo’s Brazilian patent. The Brazilian patent office answered the complaint, supporting the validity of the patent and requesting the dismissal of the complaint. A schedule for the remainder of this matter has not yet been set.

In April 2015, ZTE filed a second suit in the Federal district court in Rio de Janeiro, against Vringo and the Brazilian patent office, seeking to prevent Vringo from enforcing the injunction issued in the state court. A schedule for this matter has not yet been set.

Malaysia

On June 23, 2014, Vringo Infrastructure filed a patent infringement lawsuit against ZTE in the High Court of Malaya at Kuala Lumpur. The Court is expected to hear the case in the fourth quarter of 2015.

Romania

On June 23, 2014, Vringo Infrastructure filed a patent infringement lawsuit against ZTE in the Bucharest Tribunal Civil Section. On July 1, 2014, the court granted an ex-parte preliminary injunction, ordering ZTE to cease any importation, exportation, introduction on the market, offer for sale, storage, sale, trade, distribution, promotion, or any other business activity regarding the infringing product. ZTE appealed the injunction and, on October 10, 2014, the Bucharest Court of Appeal suspended enforcement of the injunction in light of ZTE’s allegations that it was immediately subject to approximately €31,500,000 in contract losses, pending the outcome of the appeal. On January 8, 2015, the Court rejected ZTE’s appeal, and reinstated the injunction with immediate effect. The Court ordered Vringo to pay a bond of approximately €243,000 in order to continue to enforce the injunction. On February 4, 2015, the Court rejected ZTE’s request for the Court to order Vringo to pay an increased bond of €40,000,000, in a final decision that may not be appealed. Vringo paid the €243,000 bond on February 11, 2015 (approximately $264,000 as of March 31, 2015). ZTE has filed numerous appeals against the injunction since, all of which have been rejected.

Netherlands

On May 28, 2014, Vringo Infrastructure commenced legal proceedings, pursuant to European Anti-Piracy Regulations, Number 1383/2003, Article 11 against ZTE in the District Court of The Hague. ZTE has filed an invalidity lawsuit for the patent-in-suit. On August 19, 2014, Vringo Infrastructure filed another suit at the District Court of The Hague, which subsumed the May 18, 2014 lawsuit. A schedule has not yet been set in this matter.

On June 4, 2014, ZTE filed suit in the District Court of Rotterdam against Vringo and Vringo Infrastructure for the alleged wrongful detention of goods under the relevant anti-piracy regulations. A schedule has not yet been set in this matter.

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On July 24, 2014, ZTE filed a request with the District Court of The Hague to seek the release of ZTE UMTS products being held by Dutch customs officials and to order Vringo to ask the Dutch customs authorities to stop their actions against ZTE’s products based on the Anti-Piracy Regulations of the European Union. On October 24, 2014, the President of the Court denied ZTE’s requests, and upheld the detention of ZTE’s goods, finding, prima facie, that ZTE has infringed one of Vringo’s European patents, upholding the validity of that patent, and rejecting ZTE’s argument that Vringo has violated European competition law by enforcing that patent. ZTE was also ordered to pay Vringo’s legal costs of approximately $250,000. ZTE retains the right to appeal this decision.

On October 23, 2014, ZTE filed suit in the District Court of The Hague seeking the invalidity of Vringo’s European Patent that is the subject of the other proceedings taking place in the same Court. A hearing in this matter has not yet been scheduled.

United States

On July 2, 2014, Vringo filed suit in the United States District Court for the Southern District of New York seeking a temporary restraining order and preliminary and permanent injunctions against ZTE, enjoining ZTE’s use of prohibited materials captured under a non-disclosure agreement (“NDA”) between the parties, including but not limited to ZTE’s use of such materials in its antitrust lawsuit in China against Vringo and Vringo Infrastructure. On July 7, 2014, the court granted a temporary restraining order against ZTE’s use of such material. On July 23, 2014, ZTE filed a counterclaim against Vringo. On July 24, 2014, the Court held a hearing on Vringo’s motion for a preliminary injunction against ZTE. On October 2, 2014, Vringo filed a motion for judgment on the pleadings, similar to a motion for summary judgment, asking the court to render a judgment on Vringo’s cause of action based solely on the pleadings of the parties. On April 6, 2015, the Court granted Vringo’s motion in part, holding that ZTE breached the NDA. On June 3, 2015, the Court granted, in part, Vringo’s request for a preliminary injunction, effectively converting the previously-granted temporary restraining order into a preliminary injunction.

On February 5, 2015, ZTE filed suit in the United States District Court for the District of Delaware alleging that Vringo breached its contractual obligations to ETSI, which it assumed from Nokia when it purchased its infrastructure patent portfolio. On February 6, 2015, the Court granted a temporary restraining order and preliminary injunction against Vringo. On February 10, 2015, the Court dissolved the temporary restraining order and preliminary injunction and granted Vringo’s request to transfer the case to the United States District Court for the Southern District of New York.

On February 5, 2015, ZTE filed inter partes review (“IPR”) requests for five of Vringo’s United States Patents. The requests, filed with the Patent Trial and Appeal Board (“PTAB”) of the United States Patent and Trademark Office will remain pending until the PTAB makes a decision on whether to grant the requests and, thus, review the patents. While these patents have counterparts being litigated by Vringo in other parts of the world, none of these United States Patents are currently in litigation. On June 5, 2015, ZTE withdrew their requests for IPR for procedural reasons. Vringo anticipates that ZTE will re-file them in the near future.

European Commission

On April 10, 2014, ZTE filed a complaint with the European Commission. We believe that the accusations are not accurate. The European Commission has not yet set the schedule for this matter.

European Patent Office

On May 14, 2015, ZTE filed an opposition to one of Vringo’s newly issued patents at the European Patent Office. Vringo believes that ZTE’s request has no merit and plans to vigorously defend the validity of its patent. A schedule has not yet been set.

National Development and Reform Commission (China)

On January 13, 2015, Vringo Infrastructure received a Request for Assistance in Investigation from the National Development and Reform Commission of the People’s Republic of China (NDRC). This request was based on a complaint filed by ZTE against Vringo. The NDRC has demanded that Vringo consent to mediation with ZTE overseen by the NDRC or face severe criminal and civil penalties. Vringo is actively responding to the NDRC’s concerns and working to convince them that ZTE’s claims have no merit. Vringo is additionally working to ensure that the NDRC respects the various relevant treaties to which the United States and China are signatories.

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ASUS

Germany

On October 4, 2013 and January 29, 2014, Vringo Germany filed two patent infringement lawsuits against ASUS in the Düsseldorf Regional Court, alleging infringement of two European patents. Those cases were heard by the Court on November 27, 2014. On January 22, 2015, the Court issued its judgment, finding that ASUS does not infringe either patent. On February 17, 2015, Vringo filed notices of appeal for each patent. The appeal process is anticipated to take at least one year.

ASUS filed nullity suits with respect to the first and second European patents in the Federal Patents Court in Munich, Germany, during the second quarter of 2014. Trials in the nullity suits have not been scheduled but are not anticipated before the second quarter of 2016 for the first patent and the second quarter of 2015 for the second patent.

Spain

On February 7, 2014, Vringo Infrastructure filed suit in the Commercial Court of Barcelona alleging infringement of a patent which is the Spanish counter-part of the first European patent filed in Germany. The oral hearing for this case was heard before the Commercial Court of Barcelona on November 25, 2014. Judgment is pending. On December 19, 2014, ASUS filed a nullity suit with respect to the same patent. A schedule for the case has not yet been set.

India

On April 15, 2014, Vringo Infrastructure filed suit in the High Court of Delhi, New Delhi alleging infringement of a patent related to use of dictionaries in search engines preloaded on certain ASUS devices. Google has successfully petitioned to intervene as an interested party and, by right, has filed responsive pleadings. A schedule for the remainder of case has not yet been set.

Search Patents

On September 15, 2011, our wholly-owned subsidiary, I/P Engine, Inc. (“I/P Engine”) initiated litigation in the United States District Court, for the Eastern District of Virginia, against AOL Inc., Google, Inc., IAC Search & Media, Inc., Gannett Company, Inc., and Target Corporation (collectively, the “Defendants”) for infringement of claims of U.S. Patent Nos. 6,314,420 and 6,775,664, which I/P Engine acquired from Lycos, Inc.

Trial commenced on October 16, 2012, and the case was submitted to the jury on November 1, 2012. On November 6, 2012, the jury ruled in favor of I/P Engine and against the Defendants. After upholding the validity of the patents-in-suit, and determining that the asserted claims of the patents were infringed by the defendants, the jury found that reasonable royalty damages should be based on a “running royalty,” and that the running royalty rate should be 3.5%. The jury also awarded I/P Engine a total of approximately $30.5 million. On November 20, 2012, the clerk entered the District Court's final judgment.

On January 3, 2014, the District Court ordered that I/P Engine recover an additional sum of $17.32 million from Defendants for supplemental damages and prejudgment interest. On January 21, 2014, the District Court ruled that Defendants' alleged design-around is “nothing more than a colorable variation of the system adjudged to infringe," and accordingly I/P Engine "is entitled to ongoing royalties as long as Defendants continue to use the modified system.” On January 28, 2014, the District Court ruled that the appropriate ongoing royalty rate for Defendants' continued infringement of the patents-in-suit that “would reasonably compensate [I/P Engine] for giving up [its] right to exclude yet allow an ongoing willful infringer to make a reasonable profit” is a rate of 6.5% of the 20.9% royalty base previously set by the District Court. The Defendants also filed a separate appeal related to these matters.

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On August 15, 2014, the Court of Appeals for the Federal Circuit (“Federal Circuit”) held that the claims of the patents-in-suit asserted by the Company against the Defendants are invalid for obviousness. On August 20, 2014, Vringo announced that I/P Engine would seek en banc review of the Federal Circuit's decision.

On October 15, 2014, I/P Engine filed a petition for rehearing en banc, in which it argued that the majority's opinion in this case presents important questions of law and is at odds with a series of Supreme Court and Federal Circuit decisions which do not allow appellate judges to disregard a jury's detailed findings under these circumstances. I/P Engine argued that review is particularly appropriate here, where the panel majority not only failed to adopt the proper legal standard, but explicitly rejected it.

On December 15, 2014, the Federal Circuit denied I/P Engine's petition for rehearing of the case en banc and consequently, we announced that I/P Engine will seek review by the Supreme Court of the United States (“Supreme Court”) of the Federal Circuit's decision. On May 14, 2015, I/P Engine filed a petition for writ of certiorari with the Supreme Court of the United States.  The petition asks the Court to review and overturn a divided opinion of the U.S. Court of Appeals for the Federal Circuit, issued on August 15, 2014, which reversed a jury verdict entered in favor of I/P Engine against Google and certain of Google's customers in the United States District Court for the Eastern District of Virginia.

The court dockets for the foregoing cases are publicly available on the Public Access to Court Electronic Records website, www.pacer.gov, which is operated by the Administrative Office of the U.S. Courts and the website for the Supreme Court of the United States, www.supremecourt.gov.

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Corporate Information

We were incorporated in Delaware in 2006. Our principal executive offices are located at 780 Third Avenue, 12th Floor, New York, New York 10017, and our telephone number is (212) 309-7549. Our principal website is www.vringoip.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus or part of any prospectus supplement. Our website address is included in this document as an inactive textual reference only. Our common stock is listed on the NASDAQ Capital Market and trades under the symbol “VRNG.”

The Offering

This offering involves the offer and sale by us of 5,375,000 shares of our common stock issuable upon the exercise of warrants that are exercisable at an exercise price of $1.00 per share and that were originally issued by us on May 4, 2015. Each warrant will be exercisable upon the six month and one day anniversary of the date of their issuance, or November 5, 2015, and will expire five years from their initial exercisability date. Upon the cash exercise of the warrants, the holders of the warrants would pay us the exercise price per share of common stock of $1.00, subject to certain adjustments, or an aggregate of approximately $5,375,000, subject to certain adjustments, if the warrants are exercised in full.

Use of Proceeds

We intend to use the net proceeds from this offering, if any, for working capital purposes. See “Use of Proceeds” on page S-12 of this prospectus.

Risk Factors

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” on page S-10 of this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “VRNG.”

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RISK FACTORS

Investing in our securities involves significant risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors set forth below, together with all of the other information contained or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our current reports on Form 8-K on file with the SEC, all of which are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.

Additional Risks Related to this Offering

Management will have broad discretion as to the use of the proceeds from this offering, and may not use the proceeds effectively.

Because we have not designated the amount of net proceeds from this offering to be used for any particular purpose, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of the offering. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value.

You may experience immediate and substantial dilution.

The offering price per share in this offering exceeds the net tangible book value per share of our common stock outstanding prior to this offering, and therefore, you will experience immediate dilution upon the exercise of the warrants sold in this offering for cash. The exercise of outstanding stock options and warrants may result in further dilution of your investment.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and currently do not plan to pay any cash dividends in the foreseeable future.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains, and any applicable prospectus supplement or free writing prospectus including the documents we incorporate by reference therein may contain, forward-looking statements, including statements related to the anticipated size of clinical trials, the anticipated timing of initiation of clinical trials, the expected availability of clinical trial results, the sufficiency of our cash resources, the estimated costs of clinical trials and the amounts of certain revenues and certain costs in comparison to prior years, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things: our business, operations, financial performance and condition, earnings, our prospects, our ability to raise capital to fund our operations and business plan, the continued listing of our securities on the NASDAQ Capital Market, our ability to protect intellectual property rights as well as regarding our industry generally. These and other risks, including those related to current economic and financial market conditions, are described in more detail in “Risk Factors” above and the additional risk factors contained in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

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USE OF PROCEEDS

We currently intend to use the net proceeds from this offering, if any, for working capital purposes.

The amounts and timing of our use of the net proceeds from this offering will depend on a number of factors. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of the securities offered by us hereunder. Accordingly, our management will have broad discretion in the timing and application of these proceeds. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term, interest-bearing instruments.

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DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of July 23, 2015, we had 97,553,886 shares of common stock outstanding held of record by 11 stockholders, which does not include stockholders who hold their shares in “street name.” There are no outstanding shares of preferred stock.

The following description of our common stock does not purport to be complete and should be reviewed in conjunction with our certificate of incorporation and our bylaws.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All shares of common stock outstanding as of the date of this prospectus are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Warrants

As of July 23, 2015, there were warrants to purchase 9,566,796 shares of Vringo common stock outstanding at a weighted-average exercise price of $1.33 per share. This amount is comprised of warrants to purchase 758,023 shares of common stock exercisable until February 6, 2017 at an exercise price of $1.76, warrants to purchase 3,433,773 shares of common stock exercisable until July 19, 2017 at an exercise price of $1.76, and the warrants to purchase 5,375,000 shares of common stock issuable hereunder which are exercisable until May 4, 2020 at an exercise price of $1.00. Prior to June 21, 2015, we also had public warrants to purchase 4,784,000 shares of common stock at an exercise price of $5.06, which were listed on the NASDAQ Capital Market under the symbol “VRNGW,” and additional warrants which were privately held to purchase 8,426,858 shares of common stock, both of which expired on June 21, 2015.

May 2015 Warrants

The warrants we issued in May 2015 will entitle their holders to purchase, in aggregate, up to 5,375,000 shares of our common stock. The warrants will not be exercisable until the six month and one day anniversary of the date of their issuance and will expire five years from the initial exercisability date. The warrants will initially be exercisable at an exercise price equal to $1.00, subject to certain adjustments.

The warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the warrants, the warrants may be exercised on a cashless basis. This prospectus covers the shares of common stock issuable from time to time upon exercise of the warrants.

The exercise price of the warrants is subject to adjustment for stock splits, combinations or similar events. If we sell or issue any securities with “floating” conversion prices based on the market price of our common stock, a holder of a warrant will have the right thereafter to substitute the “floating” conversion price for the exercise price upon exercise of all or part the warrant.

The warrants require “buy-in” payments to be made by us for failure to deliver the shares of common stock issuable upon exercise.

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Limitations on Exercise

The warrants may not be exercised if, after giving effect to the exercise, the holder of the warrant together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of common stock, or Warrant Blocker. The Warrant Blocker applicable to the exercise of the warrants may be raised or lowered to any other percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to us.

Participation Rights

The holders of the warrants are entitled to receive any dividends paid or distributions made to the holders of our common stock on an “as if converted to common stock” basis.

Purchase Rights

If we issue options, convertible securities, warrants, stock, or similar securities to holders of our common stock, each holder of a warrant has the right to acquire the same as if the holder had exercised its warrant.

Fundamental Transactions

The warrants prohibit us from entering into specified transactions involving a change of control, unless the successor entity assumes all of our obligations under the warrants under a written agreement before the transaction is completed. When there is a transaction involving a permitted change of control, a holder of a warrant a will have the right to force us to repurchase the holder’s warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrants) of the then unexercised portion of the warrant.

Anti-Takeover Effects of Our Charter Documents and Some Provisions of Delaware Law

Our certificate of incorporation and bylaws contains provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status; or

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing on the NASDAQ Capital Market

Our common stock is listed on the NASDAQ Capital Market under the symbol “VRNG.”

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PLAN OF DISTRIBUTION

The common stock referenced on the cover page of this prospectus will be offered solely by us and will be issued and sold upon the exercise of the warrants described herein. For the holders of warrants to exercise the warrants, the shares issuable upon exercise must either be registered under the Securities Act of 1933, as amended, or exempt from registration. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the fair market value of a share of common stock.

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LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, has passed upon the validity of the issuance of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Vringo, Inc. and subsidiaries as of December 31, 2014 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated March 16, 2015 covering the consolidated financial statements as of December 31, 2014 and for the year then ended contains an explanatory paragraph that the Company has suffered recurring losses from operations and negative cash flows from operating activities and may not have sufficient cash or available sources of liquidity to support operating requirements that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements of Vringo, Inc. and subsidiaries as of December 31, 2013 and for each of the years in the two-year period ended December 31, 2013 have been incorporated by reference herein and in the registration statement in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

We also maintain a website at www.vringoip.com, through which you can access our SEC filings. The information set forth on, or accessible from, our website is not part of this prospectus.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities we may offer pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

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•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 16, 2015, as amended on April 30, 2015;

•	our Quarterly Report on Form 10-Q, filed on May 5, 2015;

•	our Current Reports on Form 8-K, filed on July 17, 2015, June 24, 2015, June 18, 2015, May 4, 2015 and January 23, 2015 (other than the portions of those reports not deemed to be filed);

•	the description of our common stock and public warrants contained in our Registration Statement on Form 8-A, filed on April 29, 2013 (File No. 001-34785); and

•	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

Unless otherwise noted, the SEC file number for each of the documents listed above is 001-34785.

In addition, all reports and other documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Vringo, Inc., 780 Third Avenue, 12th Floor, New York, New York 10017 or call (212) 309-7549.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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